Punch TV Studios

Resolution to Terminate Asset Purchase Agreement

On Friday August 16, 2019 the Board of Directors of Punch TV Studios met in an emergency meeting to discuss the “transfer/sale” of certain assets of Punch TV Studios for the purpose of terminating the asset purchase agreement between Punch TV Studios and PunchFlix, Inc.

WHEREAS, Punch TV Studios and PunchFlix are presently parties to an asset purchase agreement dated June 15th, 2018 and amended July 24, 2019, whereby said agreement summarily calls for the purchase of certain assets from Punch TV Studios and

WHEREAS, the Punch TV Studios and PunchFlix deems it to be in the best interests of both parties to terminate said asset purchase agreement;

be it: RESOLVED, that Punch TV Studios herewith terminate said asset purchase agreement immediately and all shares used in the transaction shall be returned to PunchFlix, and all stock issued to any shareholder shall be returned to the corporate treasury.

The undersigned hereby certifies that the Board of Directors of Punch TV Studios, a corporation duly formed pursuant to the laws of the state of Delaware and that the foregoing is a true record of a resolution duly adopted and that said meeting was held in accordance with state law and the Bylaws of Punch TV Studios, and that said resolution is now in full force and effect without modification or rescission.

The resolution was carried forward by a majority vote of 76,700,000.

Based on these results, and consistent with the recommendation of the Punch TV Studios Board of Directors, Punch TV Studios intends to move forward in the direction voted on by the majority of the shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Punch TV Studios Inc.

By:	/s/ Joseph Collins
Joseph Collins
Chief Executive Officer

Dated: August 16, 2019